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                                                          SEC FILE NUMBER
                                                            333-66221
                                                   -----------------------------
                                                           CUSIP NUMBER
                                                            749195-AC7
                                                            749199-AC7
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):   |X| Form 10-K        Form 20-F          Form 10-Q     Form N-SAR

                   For Period Ended:       March 31, 2004
                                    ------------------------------------
                   [   ] Transition Report on Form 10-K
                   [   ] Transition Report on Form 20-F
                   [   ] Transition Report on Form 11-K
                   [   ] Transition Report on Form 10-Q
                   [   ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                    ----------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

                  R.A.B. Holdings, Inc.
                  R.A.B. Enterprises, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                  444 Madison Avenue, Suite 601
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                  New York, New York 10022
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 could not be filed within the prescribed time period because the Registrant and its accounting staff have devoted substantial time and effort to accounting matters in connection with a contemplated restructuring of the Registrant's indebtedness, and, as a result, to date have been unable to devote adequate time to the completion of the Form 10-K. The financial statements of the Registrant for the fiscal year ended March 31, 2004, and the notes thereto, are in the process of being completed. A press release concerning the contemplated restructuring was filed with the Securities and Exchange Commission on April 26, 2004 pursuant to Form 8-K.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Steven M. Grossman                  212                   688-4500
        ------------------              -----------         ------------------
             (Name)                     (Area Code)         (Telephone Number)


                                                                YES     NO
(2)  Have all other  periodic  reports  required  under
     Section 13 or 15(d) of the Securities Exchange |X|
     Act  of  1934  or  Section  30 of  the  Investment         [X]
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                                                                YES     NO
(3)  Is it anticipated  that any significant  change in
     results  of  operations  from  the   corresponding
     period for the last fiscal year will be  reflected                 [X]
     by the earnings statements to be included in the subject report or portion thereof?


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                              R.A.B. Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                             By  /s/ Steven M. Grossman
                                 -----------------------------------------------
Date  June 29, 2004              Steven M. Grossman, Executive Vice President,
      --------------------       Chief Financial Officer, Treasurer and Director



                            R.A.B. Enterprises, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                             By  /s/ Steven M. Grossman
                                 -----------------------------------------------
Date  June 29, 2004              Steven M. Grossman, Executive Vice President,
      --------------------       Chief Financial Officer, Treasurer and Director


  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).